FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
                                  1935 or
               Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
         Blake,   Allen     H.
         11901 Olive Boulevard
         St. Louis, Missouri 63141


2. Issuer Name and Ticker or Trading Symbol
         First Preferred Capital Trust      FBNKO

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
         2/99

5. If Amendment, Date of Original   (Month/Year)
         N/A

6. Relationship of Reporting Person to Issuer
              (Check all applicable)

        X   Director                                          _______ 10% Owner
     ------

        X   Officer (give title below) Other  (Specify  below)
     ------
            EVP/Sec/CFO - First Banks, Inc.

7. Individual or Joint/Group Filing (Check applicable line):

        X   Form filed by One Reporting Person
    -------
            Form filed by more than One Reporting Person
    -------

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security          (a)    Cumulative Trust Preferred Securities
                                    (b)    Cumulative Trust Preferred Securities

2. Transaction Date (Month/Day/Year)        (a)      2/10/99
                                            (b)      2/10/99

3. Transaction Code        V                (a)      P        V
                                            (b)      P        V

4. Securities Acquired (A) or disposed of (D)
     Amount       (a)     (A)  85                Price      (a) $26.50
                  (b)     (A)  85                           (b) $26.50

5. Amount of Securities  Beneficially Owned at End of Month (a) 1,225 (b) 225

6. Ownership Form Direct (D) or Indirect (I) (a) D
                                             (b) I
7. Nature of Indirect Beneficial Ownership: 1]

Table II - Derivative Securities Acquired, Disposed of, or  Beneficially  Owned
 (e.g.,  puts calls, warrants, options,  convertible securities)

1.       Title of Derivative Security       N/A

2.       Conversion or Exercise Price of Derivative Security  N/A

3.       Transaction Date (Month/Day/Year): N/A

4.       Transaction Code  Code____ V_____  N/A

5.       Number of Derivative Securities Acquired (A)____ or Disposed of (D)___
                  N/A

6.       Date Exercisable and Expiration Date (Month/Day/Year)         N/A
         Date Exercisable ____________      Expiration Date ____________
                  N/A

7.       Title and Amount of Underlying Securities:  N/A
         Title _______________________      Amount or Number of Shares ________

8.       Price of Derivative Security:               N/A

9.       Number of Derivative Securities Beneficially Owned at End of Month: N/A

10.      Ownership Form of Derivative Security Direct (D) or Indirect (I)    N/A

11.      Nature of Indirect Beneficial Ownership:    N/A


Explanation of Responses:
         1] These shares were purchased by Mr. Blake's spouse and are held in an Individual Retirement Account ("IRA") which serves as the custodian for her self directed IRA.


/s/Allen H. Blake
-----------------
Signature of Reporting Person

February 25, 1999
-----------------
     Date              SEC 1474 (7/96)